77Q1e(1) - Subadvisory Agreement among Virtus Insight Trust,
Virtus Investment Advisers, Inc. and Newfleet Asset
Management, LLC, with respect to Virtus Low-Duration Income
Fund, effective as of May 18, 2012, filed via EDGAR herewith.

77Q1e(2) - First Amendment to Subadvisory Agreement among Virtus Insight Trust, Virtus Investment Advisers, Inc. and Newfleet Asset Management, LLC, to add Virtus Tax-Exempt Bond Fund, effective as of June 15, 2012, filed via EDGAR herewith.